Mary Beth Breslin

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

September 1, 2020

Re:	Quara Devices Inc.
Amendment No. 1 to the Offering Statement on Form 1-A
Filed August 5, 2020
File No. 024-11224

Dear Ms. Breslin:

We acknowledge receipt of comments in your letter of August 14, 2020 regarding the Offering Statement of Quara Devices Inc. (dba Edoceo Devices) (the “Company”), which we have set out below, together with our responses. In the August 14, 2020 comments, you refer to prior comments provided in your June 24, 2020 letter, which we have set out below for ease of reference.

Offering Statement on Form 1-A

Summary

The Company, page 1

1.	Refer to comment 1. Your summary states you are “currently developing two product platforms: one for detection of bacterial infections and another for detection of viruses,” and you state your virus platform will focus initially on detection of the virus responsible for COVID-19. In your business section, however, on page 20, you clarify that you expect to begin shipping your devise for detecting bacteria in shrimp in 12 months, and, on page 21, that “development and testing” of your virus product for detection of corona virus is expected in 12 months, at which time you will apply to the FDA for market approval. It appears, however, from your disclosure on page 24 that both products would require FDA approval. Revise the summary to clarify in what time frame you reasonably expect to seek FDA approval for these products, highlight all material hurdles in that process including testing, and to disclose under what device class you would seek FDA approval.

Prior Comment 1: You state in your summary and elsewhere that “once testing of QuaraSense is complete, [you] intend to commercialize it, focusing initially on shrimp diseases in the aquaculture market and urinary tract infections . . . in the human market,” implying that both can be accomplished in short time and substantially at the same time. First, revise to clarify when you believe QuaraSense may be “complete” such that it can be commercialized for each identified use. We note the disclosure that the length to market for application in aquaculture, once funded, and if funded, is 9 to 12 months. In an appropriate section of your document, clearly explain each step you must take to reach commercialization of your products to address the potential markets for your product described on pages 2 and 12-17. Also, disclose any material hurdles before you are able to address these markets. If such information is appropriate for your summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your document. When addressing potential FDA approval of the product as a medical device, clarify whether a prototype medical device has been developed, what hurdles remain before submission to the FDA, what device class would be used, and clarify a time frame for seeking approval.

The Company has added disclosure as requested by the Staff. Please see the “Summary—The Company.” In addition, the Company has made conforming changes in “Risk Factors—Failure to obtain approval to market our products for human health applications may limit our prospects for growth,” “The Company’s Business—Strategy” and “The Company’s Business—Regulation.” We note that, for clarification, the Company has included in “Summary—The Company” a statement that “[it does] not require approval from the U.S. Food and Drug Administration (“FDA”) or any other regulatory authority to commercialize [its] B-Detect device for the detection of shrimp disease.” The Company has also provided elaboration on the process to obtain FDA approval for marketing the virus detection device for SARS-CoV-2 detection.

2.	Refer to comments 2 and 3. Our comments sought revised disclosure in the summary, to highlight this information for investors. Please revise the summary to clarify the information about your reliance on the purchase of technology from Pebble Labs to develop your products as requested in our comments.

Prior Comment 2: Revise to clarify that you have not completed the purchase of the QuaraSense technology from Pebble Labs and if you are unable to raise the $500,000 to do so by September 30, 2020, you cannot determine whether you will be able to complete the purchase or “commercialize [y]our product at all,” as disclosed on page 5. In addition, please revise your risk factor disclosure on page 5 to clarify what targeted markets are dependent on the Pebble Labs technology and what planned products can be developed solely based on the OptiEnz technology if you are unable to complete the Pebble Labs purchase.

Prior Comment 3: Your summary focuses on the QuaraSense handheld device. Your use of proceeds addresses “viral detection technology” as a secondary use of funds. Please revise to clarify whether your QuaraSense device is able to be commercialized without associated development of viral detection technology, or how the two relate.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Summary—The Company.” Please note that, with respect to the Company’s purchase of technology from Pebble Labs, the Company has stated that:

“The Pebble Labs proprietary protein, if we acquire it, may improve the function of our bacterial testing platform for some applications, in that it may have a greater fluorescence intensity or sensitivity for some applications and when used with certain testing media…If we ultimately do not acquire the Pebble Labs proprietary protein, we might lose some of the benefits that this protein could provide to our product offering and would instead use non-proprietary proteins.”

Separately, the company has included disclosure regarding uncertainty that exists related to potential residual rights that Pebble Labs may retain in the intellectual property the Company acquired from OptiEnz resulting from OptiEnz’s pre-existing research collaboration with Pebble Labs. This is not related to the Company’s pending purchase of Pebble Labs technology but is separate and distinct. In addition to the disclosure in “Summary—The Company,” the matter has also been addressed in “Risk Factors—We may not be able to use the intellectual property acquired from OptiEnz or to commercialize our bacterial testing platform on the timetable we anticipate, or at all” as well as “Use of Proceeds,” “The Company’s Business—Overview,” “—Our Technology—B-Detect—B-Detect Innovation,” “—Intellectual Property,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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The Company’s Business

Overview, page 12

3.	Refer to comment 6. You continue to state on page 12 that you have a “functioning prototype that has been demonstrated to quantitatively detect a bacterial signalling molecule that is produced by virulent bacteria.” Disclose the basis for this statement, including any product testing. Your reference to the “Our Technology” section, where you make many statements about effectiveness, including, that your “prototype device has demonstrated the ability to obtain quantitative measurements of BAI-2 over a wide concentration range in laboratory solutions using the FRET detection protein” does not explain how you determined your device accurately detects targeted bacteria or viruses.

Prior Comment 6: Provide the material bases for your statement that your prototype is accurate in detecting shrimp disease in the aquaculture market, and for the “key attributes” of your product. As you have yet to complete the purchase of the intellectual property underlying your main product and project 9-12 months from purchase to commercialize your product in the aquaculture setting, it appears premature to describe your product as capable of achieving these results and cost efficiencies and other key attributes.

We note, respectfully, that the B-Detect device does not, and is not currently designed to, detect targeted bacteria or viruses. Rather, as the Company has stated under “The Company’s Business—Our Technology:”

“B-Detect uses FRET [Fluorescence Resonance Energy Transfer] to quantify the concentration of bacterial QS molecule BAI-2 (and the related AI-2 molecule), thus providing a means of generally detecting the presence of virulent bacteria.

Bacteria communicate with each other in a population-dependent manner using a variety of chemical signal molecules called autoinducers, some of these molecules are species-specific and others are more general. The process is known as quorum sensing (“QS”). QS molecules are synthesized inside bacterial cells and are exported into the bacterial surroundings, where they may accumulate in increasing concentrations. Bacteria have receptors on their outer surface that bind QS molecules. At a certain level of receptor binding, a cascade of events is triggered that change bacterial gene expression patterns, followed by changes in bacterial metabolism and operational mode. QS signal molecules may regulate a diverse array of functions, including antibiotic production, virulence, biofilm formation, stress and defense responses, motility, metabolism, and activities involved in interactions with hosts….B-Detect technology focuses upon the same quorum sensing cues that the bacteria themselves rely upon to shift behavior from a minor to a major threat to the host organism (people and animals)….Since more than 160 species of bacteria are capable of producing BAI-2, this detection strategy is broad and does not require advance knowledge of the specific bacterial target. B-Detect relies on use of a detection protein obtained from OptiEnz [i.e. not Pebble Lab’s proprietary protein] with a region of the protein that binds BAI-2 and other regions of the protein that produce the FRET response.”

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Furthermore, we note that because viruses do not produce quorum-sensing molecules, the B-Detect device is not intended or claimed to detect the presence of viruses.

In response to the Staff’s comment, the Company has added in the third paragraph under “The Company’s Business—Our Technology—B-Detect—Fluorescence Resonance Energy Transfer or “FRET” Technology—B-Detect Innovation” the specific testing process it has performed to establish the ability of its prototype to obtain quantitative measurements of BAI-2 over a wide concentration range and the resulting detection limit for BAI-2 of less than 100 nM (nanomolar). The Company is of the opinion that this level of detail is appropriately placed in section detailing the Company’s technology, rather than in a summary or overview section. The Company, however, has added a statement in “Summary—The Company” to the effect that “[it] currently [has] a prototype that has been used to detect BAI-2 in laboratory solutions with a limit of detection of 100 nanomolar (nM) or less” to highlight the quantitative results of its testing process in support of its statement that its “prototype device has demonstrated the ability to obtain quantitative measurements of BAI-2 over a wide concentration range in laboratory solutions using the FRET detection protein.”

The Company’s Business

Our History, page 13

4.	Refer to comment 5. Revise the disclosure on page 13 or an appropriate section of your document to disclose the material terms of the OptiEnz Master Research and Development Agreement, including the payment terms and term.

Prior Comment 5: Revise to clarify the agreements you have in place, if any, through which persons connected with Pebble Labs or OptiEnz teams have “committed to supporting [y]our company, providing ongoing research into related sensors, regulatory expertise, industry support and expanding the technology of QuaraSense.” File any material agreements as exhibits. To the extent there are no binding obligations, revise this section to clarify. Similarly, revise the disclosure under “Our Strategy” regarding the potential UTI application to clarify with whom you have “advisory relationships,” the nature of the relationships and the identities of the persons you reference, avoiding terms such as “leaders” or “key” without providing appropriate explanation or context

The Company has revised its disclosure as requested by the Staff. Please see “The Company’s Business—Our History.”

V-Detect, page 24

5.	On page 24, you state, “We believe we can develop our technology to show high sensitivity (low false positives) and high specificity (low false negatives) to become a best-in-class portable device.” Statements regarding “best-in-class” imply an expectation of regulatory approval and are inappropriate given the uncertainty of developing your product and securing market approval. Please revise to delete this claim.

The Company has revised its disclosure as requested by the Staff. Please see “The Company’s Business—Competition—V-Detect.”

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If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Abby L. Adams, Securities and Exchange Commission
Kristin Lochhead, Securities and Exchange Commission
Al Pavot, Securities and Exchange Commission
Rodney Reum, Quara Devices Inc.

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